UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 11-K
_______________________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-36874
___________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

The Gannett Co., Inc.
401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants of The Gannett Co., Inc. 401(k) Savings Plan, the Gannett Benefit Plans Committee, and the Gannett Co., Inc. Audit Committee
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of The Gannett Co., Inc. 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2005.
Tysons, Virginia
June 21, 2018

The Gannett Co., Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2017	December 31, 2016

ASSETS
Investments at fair value:
Gannett Co., Inc. common stock	$96,860,060	$64,955,403
Other investments	1,274,680,587	934,663,735
Investments at contract value:
Fully benefit-responsive investment contracts	—	65,605,170
Total investments	1,371,540,647	1,065,224,308
Receivables:
Employer contribution	1,800,182	1,962,211
Interest and dividends	1,837	99,202
Notes receivable from participants	14,474,965	13,195,332
Total receivables	16,276,984	15,256,745
Total assets	1,387,817,631	1,080,481,053

LIABILITIES
Other payables	—	375,951
Total liabilities	—	375,951

Net assets available for benefits	$1,387,817,631	$1,080,105,102
The accompanying notes are an integral part of these financial statements.

The Gannett Co., Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2017

Net assets available for benefits at beginning of year	$1,080,105,102

Additions to net assets:
Contributions:
Employer, net	29,313,195
Rollovers	5,402,722
Employee	46,214,847
Total contributions	80,930,764

Interest income on notes receivable from participants	625,745

Investment income:
Interest and dividends	14,003,037
Net appreciation in fair value of investments	181,036,850
Total investment income	195,039,887
Total additions	276,596,396

Deductions from net assets:
Benefits paid to participants	168,344,034
Administrative expenses	1,779,093
Total deductions	170,123,127

Net increase prior to additions for assets transferred in from plan mergers	106,473,269
Assets transferred in from plan mergers	201,239,260
Change in net assets	307,712,529

Net assets available for benefits at end of year	$1,387,817,631
The accompanying notes are an integral part of these financial statements.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of the Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Gannett Co., Inc. (Gannett or the Company) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Mergers

In connection with the Company’s acquisitions of Journal Media Group, Inc. (JMG) and ReachLocal Inc. (ReachLocal) during the year ended December 31, 2016, the Plan was amended to merge the JMG 401(k) Plan effective March 3, 2017 and the ReachLocal 401(k) Plan effective July 1, 2017 into the Plan with net assets transferred in of approximately $186.3 million and $15.0 million, respectively.

Eligibility

Generally, each employee who is scheduled to work at least 1,000 hours during the year is eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained.

Administration of Plan Assets

The assets of the Plan are held under a trust agreement with Northern Trust and Vanguard Fiduciary Trustee Company (Trustees). Vanguard Fiduciary Trustee Company (Vanguard) also serves as the record-keeper of the Plan and the broker/dealer of assets held in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Contributions

A participant may generally contribute, on a pre-tax basis and/or as a Roth elective deferral, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the end of the Plan year shall be eligible to make catch-up contributions. The employer match is generally 100 percent of the first five percent of compensation that a participant contributes, excluding catch-up contributions. Participant contributions are subject to Internal Revenue Service (IRS) limitations. In 2017, the Plan recognized additional employer contributions (transition credits) of $1.8 million for long-service employees whose benefit accruals under the Gannett Retirement Plan were frozen. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

Participants are immediately vested in their contributions plus actual earnings thereon and generally become vested in the Company’s matching contribution at the rate of 25% after one year of service, 50% after two years of service and 100% after three years of service.

Forfeitures

In 2017, $0.7 million of forfeitures were contributed to the Plan as employer contributions.

Employer Stock

Generally, the employer match is invested directly in a Gannett company stock fund. All Plan participants can transfer at any time between Gannett company stock and other investment options within the Plan. Participants are entitled to exercise voting rights attributable to the shares allocated to their account and are notified by the Company prior to the time that such rights are to be exercised. Vanguard votes for uninstructed shares in the same proportion as instructed shares.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account as described under Contributions above.

Notes Receivable from Participants

Under the terms of the Plan, participants generally may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants’ accounts, generally bear interest at the prime rate plus 1%, and generally have maturities for a period not to exceed five years. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

on notes receivable from participants is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

Payment of Benefits

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

Plan Termination

Although the Company has not expressed any intent to amend, suspend, or terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks, such as interest rate risk, market risk and credit risk, as well as valuation assumptions based on earnings, cash flows, and/or other such techniques. Due to the level of risk associated with certain investment securities and to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The fair value of the Plan’s investment in Gannett, TEGNA Inc. (TEGNA) and Cars.com stock as of December 31, 2017 was approximately $96.9 million, $56.2 million, and $38.2 million, respectively. The TEGNA stock fund was frozen effective June 27, 2015, the date of the Gannett spin-off from TEGNA, and the Cars.com stock fund was frozen effective June 1, 2017, the date of the TEGNA spin-off of Cars.com Inc. Participants can elect to move amounts invested in these funds to other investments.

Investment Valuation and Income Recognition

Investments are reported at fair value or contract value, depending on the relevant accounting guidance.

Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates, December 31, 2017 and December 31, 2016. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income on Plan investments is accrued when earned. Net appreciation in the fair value of investments consists of the gains or losses on investments bought and sold as well as held during the year.

Historically, the Plan invested in synthetic guaranteed investment contracts (synthetic GICs) that were fully benefit-responsive and reported these at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. A synthetic GIC is an investment that includes a wrap contract, which provides a guaranteed credit rate, issued by an insurance company or other financial institution and paired with an underlying investment, usually a portfolio of high quality fixed income securities. During 2017, the Plan restructured its investments and no longer directly invests in synthetic GICs. At December 31, 2016, the contract value of all of the Plan’s synthetic GICs was $65.6 million. The December 31, 2016 synthetic GIC investments consisted of term funds with maturities of one to five years and intermediate core bond funds. The credit rates reset on a periodic basis to adjust for the difference between the fair value and contract value of the underlying assets. The average yield earned by the investment contracts was not material for the year ended December 31, 2017.

Administrative Expenses

Generally, administrative expenses are paid by participants.

Payment of Benefits

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

Benefits are recorded when paid.

Recently Issued Accounting Standards

During 2016, the Financial Accounting Standards Board, FASB, issued amendments on certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments require changes to the accounting for equity investments, the presentation and disclosure requirements for financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, clarification was provided related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The amendments in this update are effective for employee benefit plans for fiscal years beginning after December 15, 2018. This guidance was early adopted and was not material to the Plan's financial results.

During 2016, the FASB issued Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update aims to replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For assets held on an amortized cost basis, the amendments eliminate the probable initial recognition threshold in current GAAP, replacing it with a requirement to reflect a current estimate of all expected credit losses. For available for sale debt securities, the amendment stipulates credit losses should be measured in a manner similar to current GAAP, but a new requirement is introduced whereby credit losses should be presented as an allowance rather than as a write-down. The amendments in this update are effective for employee benefit plans for fiscal years beginning after December 15, 2021. Early adoption is permitted for portions of the standard. Management is evaluating the impacts of this guidance on the Plan’s financial statements.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

U.S. GAAP requires the evaluation of uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 - RELATED PARTIES

The Plan makes certain investments which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

At December 31, 2017 and 2016, the Plan held 8,327,289 and 6,580,901 shares of Gannett common stock, respectively. Dividends earned by the Plan on the Company’s common stock were $5.1 million for the year ended December 31, 2017. The Plan also owns investments sponsored by the Trustee, Northern Trust, and investments sponsored by the Trustee and record-keeper, Vanguard. Vanguard is also a beneficial owner of Gannett common stock at December 31, 2017.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 5 – FAIR VALUE MEASUREMENTS

The Plan measures and records certain assets and liabilities at fair value. A fair value measurement is determined based on market assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require use of our own estimates and assumptions through present value and other valuation techniques in determination of fair value (Level 3).

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common stock: Valued primarily at the closing price reported in the active market in which the individual securities are traded.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts: Consists entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Investments measured at net asset value: As permitted by U.S. GAAP, the Plan uses net asset values as a practical expedient to determine the fair value of certain investments. These investments measured at net asset value have not been classified in the fair value hierarchy. The amounts presented in the table below are intended to permit reconciliation to the amounts presented in the statement of net assets available for benefits. Investment transactions may occur daily and investments are redeemable at any time.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017:

	Level 1	Level 2	Total

Common stock - Gannett Co., Inc.	$96,860,060	$—	$96,860,060
Common stock	94,480,450	—	94,480,450
Mutual funds	468,683,969	—	468,683,969
Liquidity fund	—	2,138,604	2,138,604
Self-directed brokerage accounts	14,590,221	—	14,590,221
Total assets at fair value excluding those measured at net asset value	$674,614,700	$2,138,604	$676,753,304
Investments measured at net asset value using the practical expedient:
Target date funds (a)			454,739,945
Common collective funds (b)			240,047,398
Total assets at fair value			$1,371,540,647
(a) Target date funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout varying retirement dates or the year in which one expects to start drawing on their retirement assets and share the common goal of first growing and then latter preserving principal.

(b) The objective of these funds held by the Plan is to provide a rate of return greater than the various equity and fixed income indexes.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

	Level 1	Level 2	Total

Common stock - Gannett Co., Inc.	$64,955,403	$—	$64,955,403
Common stock	156,832,305	—	156,832,305
Mutual funds	368,153,186	—	368,153,186
Liquidity fund	—	59,596,719	59,596,719
Self-directed brokerage accounts	11,021,011	—	11,021,011
Total assets at fair value excluding those measured at net asset value	$600,961,905	$59,596,719	$660,558,624
Investments measured at net asset value using the practical expedient:
Target date funds (a)			220,606,738
Common collective funds (b)			118,453,776
Total assets at fair value			$999,619,138
(a) Target date funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout varying retirement dates or the year in which one expects to start drawing on their retirement assets and share the common goal of first growing and then latter preserving principal.

(b) The objective of these funds held by the Plan is to provide a rate of return greater than the various equity and fixed income indexes.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits as of December 31, 2017 per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$1,387,817,631
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2017	—
Net assets available for benefits per Form 5500	$1,387,817,631

A reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (d) of Form 5500 Schedule H. Part II, for the year ended December 31, 2017 is presented below.

Total additions reported in the financial statements	$477,835,656
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2016	(424,979)
Total additions reported on Form 5500	$477,410,677

The following is a reconciliation of the net assets available for benefits as of December 31, 2016 per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$1,080,105,102
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2016	424,979
Net assets available for benefits per Form 5500	$1,080,530,081

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
GANNETT CO., INC., COMPANY STOCK *	Employer securities	$81,341,668	$96,860,060

NOTES RECEIVABLE FROM PARTICIPANTS *	Generally, interest rates range from 4.0-4.5% with maximum credit terms of 60 months		$14,474,965

CARS STOCK FUND	Common Stock		$38,231,164
TEGNA STOCK FUND	Common Stock		56,249,286
			$94,480,450

VANGUARD *	Self-Directed Brokerage Account		$14,590,221

GMO BNCHMRK FR ALLOC R6	Value of Interest in Registered Investment Companies		1,942,126
MFO DODGE & COX STOCK FD OPEN END FD	Value of Interest in Registered Investment Companies		72,609,745
MFO HARBOR FDS CAP APPRECIATION FD RETIREMENT CL	Value of Interest in Registered Investment Companies		73,768,835
MFO ISHARES S&P 500 INDEX K	Value of Interest in Registered Investment Companies		11,435,866
MFO ISHARES US AGGREGATE BOND INDEX FUND	Value of Interest in Registered Investment Companies		2,738,076
MFO WASATCH FDS TR SM CAP GROWTH FD INSTL CL	Value of Interest in Registered Investment Companies		20,830,708
MFO WT MUT FD CRM SMALL/MID CAP VALUE FD INSTL CL	Value of Interest in Registered Investment Companies		20,744,878
MFOISHARES MSCI TOTAL INTERNATIONAL INDEX FUND	Value of Interest in Registered Investment Companies		1,982,408
TOT STK MKT IDX INST PLUS	Value of Interest in Registered Investment Companies		183,288,428
VANGUARD TOTAL BOND IDX INST*	Value of Interest in Registered Investment Companies		31,265,243
VANGUARD TOTAL INTL STK INST*	Value of Interest in Registered Investment Companies		20,918,487
VANGUARD TREASURY MM*	Value of Interest in Registered Investment Companies		27,159,169
	Total Value of Interest in Registered Investment Companies		$468,683,969

MFO INVESCO INTERNATIONAL GROWTH TRUST CLASS I	Value of Interest in Common/Collective Trusts		30,861,462
MFO MARATHON-LONDON GLOBAL EX US COLLECTIVE INVESTMENT FUND TIER A	Value of Interest in Common/Collective Trusts		37,254,277
MFO METWEST TOTAL RETURN BOND FUND CLASS D	Value of Interest in Common/Collective Trusts		22,321,029
MFO PRUDENTIAL CORE PLUS BOND FUND	Value of Interest in Common/Collective Trusts		25,956,105
NTGI COLTV GOVT STIF REGI STERED*	Value of Interest in Common/Collective Trusts		2,138,604
VANGUARD TGT RETIRE 2015 TR II*	Value of Interest in Common/Collective Trusts		17,366,578
VANGUARD TGT RETIRE 2020 TR II*	Value of Interest in Common/Collective Trusts		76,022,053
VANGUARD TGT RETIRE 2025 TR II*	Value of Interest in Common/Collective Trusts		113,771,443

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

VANGUARD TGT RETIRE 2030 TR II*	Value of Interest in Common/Collective Trusts	84,308,769
VANGUARD TGT RETIRE 2035 TR II*	Value of Interest in Common/Collective Trusts	62,339,658
VANGUARD TGT RETIRE 2040 TR II*	Value of Interest in Common/Collective Trusts	35,974,992
VANGUARD TGT RETIRE 2045 TR II*	Value of Interest in Common/Collective Trusts	31,440,688
VANGUARD TGT RETIRE 2050 TR II*	Value of Interest in Common/Collective Trusts	18,139,362
VANGUARD TGT RETIRE 2055 TR II*	Value of Interest in Common/Collective Trusts	8,109,686
VANGUARD TGT RETIRE 2060 TR II*	Value of Interest in Common/Collective Trusts	2,006,070
VANGUARD TGT RETIRE 2065 TR II*	Value of Interest in Common/Collective Trusts	46,623
VANGUARD TGT RETIRE INC TR II*	Value of Interest in Common/Collective Trusts	5,214,024
VANGUARD RETIREMENT SAVINGS TRUST III*	Value of Interest in Common/Collective Trusts	123,654,524
	Total Value of Interest in Common/Collective Trusts	$696,925,947

	Total Investment and participant loans	$1,386,015,612

* Indicates party-in-interest to the Plan
** Cost information for participant directed investments is not required.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc. 401(k) Savings Plan, by Gannett Co., Inc. as Plan Administrator
		By:	/s/ David Harmon
Date:	June 21, 2018		David Harmon, Chief People Officer